       AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION JULY  , 1996

                                                       REGISTRATION NO. 333-4163
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                AMENDMENT NO. 1

                                       TO

                                    FORM S-2

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933

                               ----------------

                            GATEWAY INDUSTRIES, INC.
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

                DELAWARE                               33-0637631
    (STATE OR OTHER JURISDICTION OF       (I.R.S. EMPLOYER IDENTIFICATION NO.)
      INCORPORATION ORGANIZATION)

  c/o MARSEL MIRROR & GLASS PRODUCTS,            ROBERT W. FORMAN, ESQ.
                  INC.                            GREENBERGER & FORMAN
          101-01 FOSTER AVENUE                1370 AVENUE OF THE AMERICAS
           BROOKLYN, NY 11236                      NEW YORK, NY 10019
             (718) 272-9700                          (212) 757-4001

                                        (NAME, ADDRESS, INCLUDING ZIP CODE, AND
   (ADDRESS, INCLUDING ZIP CODE, AND     TELEPHONE NUMBER, INCLUDING AREA CODE,
 TELEPHONE NUMBER, INCLUDING AREA CODE,          OF AGENT FOR SERVICE)
  OF REGISTRANT'S PRINCIPAL EXECUTIVE
                OFFICE)

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

  If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1), check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

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
                                           PROPOSED       PROPOSED
 TITLE OF EACH CLASS OF      AMOUNT        MAXIMUM        MAXIMUM       AMOUNT OF
    SECURITIES TO BE         TO BE      OFFERING PRICE   AGGREGATE     REGISTRATION
       REGISTERED          REGISTERED     PER SHARE    OFFERING PRICE      FEE
- -----------------------------------------------------------------------------------
Common Stock, $.001 par
 value..................   3,105,039        $3.25       $10,091,376     $3,481.00

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

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

                            GATEWAY INDUSTRIES, INC.

                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

                             CROSS-REFERENCE SHEET



                                                    LOCATION IN
                    ITEM AND CAPTION                PROSPECTUS
                    ----------------                -----------

  1. Forepart of Registration Statement and
     Outside Front Cover Page of Prospectus.......  Outside Front Cover Page

  2. Inside Front and Outside Back Cover Pages of
     Prospectus...................................  Inside Front and Outside
                                                    Back Cover Pages

  3. Summary Information, Risk Factors and Ratio
     of Earnings to Fixed Charges.................  Prospectus Summary; Risk
                                                    Factors

  4. Use of Proceeds..............................  Prospectus Summary; Use of
                                                    Proceeds

  5. Determination of Offering Price..............  *

  6. Dilution.....................................  Risk Factors--Certain
                                                    Rights Offering
                                                    Considerations--Dilution

  7. Selling Securities Holders...................  *

  8. Plan of Distribution.........................  Rights Offering; Plan of
                                                    Distribution

  9. Description of Securities To Be Registered...  Description of Capital Stock

 10. Interest of Named Experts and Counsel........  *

 11. Information with Respect to the Registrants..  Prospectus Summary; The
                                                    Company; Risk Factor;
                                                    Documents Incorporated by
                                                    Reference

 12. Incorporation of Certain Information by
     Reference....................................  Documents Incorporated by
                                                    Reference

 13. Disclosure of Commission Position on
     Indemnification for Securities Act
     Liabilities..................................  Indemnification of Officers
                                                    and Directors--Disclosure
                                                    of Commission's Position on
                                                    Indemnification


- --------

* Not applicable.

PROSPECTUS                                                      3,105,039 SHARES

                            GATEWAY INDUSTRIES, INC.
                                  COMMON STOCK

                               ----------------

  Gateway Industries, Inc., a Delaware corporation (the "Company"), is distributing to holders of record of shares of its common stock, $.001 par value per share (the "Common Stock"), as of the close of business on June 27, 1996 (the "Record Date"), transferable subscription rights (the "Rights") to purchase additional shares of Common Stock (the "Basic Subscription Privilege") at a price of $3.25 per share (the "Subscription Price"). Stockholders will be entitled to three Rights for each share of Common Stock held on the Record Date. Each Right will entitle its holder (a "Holder") to purchase one share of Common Stock (collectively the "Underlying Shares"). No fractional shares of Common Stock will be sold, and fractional interests will be rounded down.

  Upon exercise of the Basic Subscription Privilege, a Holder will also be entitled to purchase at the Subscription Price a pro rata portion of any Underlying Shares that are not otherwise subscribed for pursuant to the exercise of Basic Subscription Privileges (the "Oversubscription Privilege"; and collectively, with the Basic Subscription Privilege, and the sale of shares of Common Stock in connection therewith, the "Rights Offering.")

  The Underlying Shares are currently traded on the OTC Bulletin Board. On June 27, 1996, the last bid price of the Common Stock as reported on the OTC Bulletin Board was $3.75 per share. The Company believes that the Rights will also be traded on the OTC Bulletin Board; however, no assurances can be given that a market for the Rights will develop. In addition, the Company has applied to list the Common Stock (including the Underlying Shares) and the Rights on the NASDAQ Small Cap Market. There can be no assurance that such Shares or Rights will be so listed before completion of the Rights Offering or at all.

  The Rights will expire at 5:00 p.m., New York City time, on August 9, 1996, unless extended by the Company (such date, as it may be extended on one or more occasions, is referred to herein as the "Expiration Date"). In no event will the Expiration Date be extended beyond August 23, 1996. If the Company elects to extend the term of the Rights, it will issue a press release to such effect not later than the first day The Nasdaq National Market is open for trading following the most recently announced Expiration Date. Funds provided in payment of the Subscription Price will be held by American Stock Transfer & Trust Company, as the Subscription Agent, until the closing, which will occur promptly following the Expiration Date. The exercise of Rights is irrevocable once made, and no interest will be paid to Holders exercising their Rights.

  AN INVESTMENT IN THE COMPANY'S COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
    SEE  "RISK FACTORS"  BEGINNING ON PAGE  9 FOR  A DISCUSSION OF  CERTAIN
       FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN THE
         SECURITIES OFFERED HEREBY.

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION,  NOR  HAS  THE
 SECURITIES AND EXCHANGE COMMISSION OR  ANY STATE SECURITIES COMMISSION PASSED
  UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

                  The date of this Prospectus is July 1, 1996.

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-2 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Rights and the Underlying Shares. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, or incorporated by reference therein, for a more complete description of the matter involved, and each such statement shall be deemed qualified in all respects by such reference. Such additional information may be obtained from the Commission's principal office in Washington, DC.

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports and other information with the Commission. The Registration Statement and the exhibits thereto, as well as such reports and other information, filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549, and at the Regional Offices of the commission located at 7 World Trade Center, New York, NY 10048 and Citicorp Center, 500 Madison Street, Suite 1400, Chicago, IL 60661. Copies of such material can be obtained upon written request addressed to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, DC 20549, at prescribed rates. The Common Stock is traded on the OTC Bulletin Board and reports, proxy statements and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, DC 20006.

                               ----------------

                      DOCUMENTS INCORPORATED BY REFERENCE

  The following documents filed by Company with the Commission are incorporated herein by reference and, except for the exhibits thereto, accompany this
Prospectus:

  (i) the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1995;

  (ii) the Company's Quarterly Reports on Form 10-Q for the fiscal quarter ended March, 31, 1996; and

  (iii) the Company's Current Report on its Form 8-K/A dated February 1, 1996.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, subsequent to the date of this Prospectus and prior to the termination of the Rights Offering, shall be deemed to be incorporated by reference to this Prospectus and to be a part hereof from the respective dates of the filing thereof. Any statement contained in a document incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person, including each beneficial owner, to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all documents incorporated by reference into this Prospectus that are not delivered herewith, except the exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to the Company's principal office: Gateway Industries, Inc., c/o Marsel Mirror & Glass Products, Inc., 101-01 Foster Avenue, Brooklyn, NY 11236,
Attn.: Paul Barlow, Tel. 718-272-9700.

                               PROSPECTUS SUMMARY

  The following material is qualified in its entirety by the information appearing elsewhere in or incorporated by reference into this Prospectus.

                                  THE COMPANY

  Gateway Industries, Inc., a Delaware corporation (the "Company"), through its wholly owned subsidiary, Marsel Mirror & Glass Products, Inc., a New York Corporation ("Marsel"), is a manufacturer of mirrors and related glass products and framed art principally sold to mass market retailers throughout the country. The Company's principal executive offices are located at 101-01 Foster Avenue, Brooklyn, NY 11236 and its telephone number is (718) 272-9700.

                              THE RIGHTS OFFERING

Rights......................  Each holder of Common Stock will receive three transferable Rights for each share of Common
                              Stock held of record on the Record Date. An aggregate of 3,105,039 Rights will be distributed pursuant to the Rights Offering. An aggregate of 3,105,039 shares of Common Stock will be sold if all Rights are exercised. The exercise of Rights is irrevocable once made, and no Underlying Shares will be issued until the closing following the Expiration Date. See "The Rights Offering."

Basic Subscription
Privilege...................  Holders are entitled to purchase at the
                              Subscription Price one share of Common Stock for each Right held. See "The Rights Offering -- The Rights" and Subscription Privileges -- Basic Subscription Privileges."

Oversubscription
Privilege...................  Each Holder who exercises his or her Basic
                              Subscription Privilege may also subscribe at the Subscription Price for Underlying Shares, if any, remaining unissued after satisfaction of all subscriptions pursuant to the Basic Subscription Privilege. If an insufficient number of Underlying Shares is available to satisfy fully all elections to exercise the Oversubscription Privilege, the available Underlying Shares will be allocated on a pro rata basis among Holders who exercise their Oversubscription Privilege based on the respective number of Underlying Shares subscribed for by such Holders pursuant to the Basic Subscription Privilege. See "The Rights Offering--The Rights" and "Subscription Privileges--Oversubscription Privilege."

Subscription Price..........  $3.25 per share of Common Stock.

Shares of Common Outstanding
after Rights Offering.......  Assuming that all Rights are fully exercised,
                              4,140,052 shares will be outstanding after the Rights Offering, based on 1,035,013 shares outstanding on the Record Date. The final number of shares of Common Stock that will be outstanding after the Rights Offering is dependent upon the extent to which Rights are exercised.

Transferability of Rights...  The Rights are transferrable, and it is anticipated that they may trade on the OTC
                              Bulletin Board until the close of business on the last trading day prior to the Expiration Date. In addition, the Company has applied to list the Common Stock (including the Underlying Shares) and the Rights on the NASDAQ Small Cap Market. There can be no assurance that such Shares or Rights will be so listed before completion of the Rights Offering or at all. The Basic Subscription Privilege and the Oversubscription Privilege are only transferable together, and any transfer of Rights will be deemed a transfer of both the Basic Subscription Privilege and the Oversubscription Privilege. There can be no assurance, however, that any market for Rights will develop. See "The Rights Offering--Method of Transferring Rights."

Record Date.................  June 27, 1996.

Expiration Date.............  August 9, 1996, unless extended by the Company from time to time, provided that the Expiration Date shall not be later than August 23, 1996, unless the Board of Directors determines that a material event has occurred which necessitates one or more further extensions of the Rights in order to permit adequate disclosure of information concerning such event to Holders. See "The Rights Offering--Expiration Date." If the Company elects to extend the term of the Rights, it will issue a press release to such effect not later than the first day on which The Nasdaq National Market is open for trading following the most recently announced Expiration Date. In the event Company elects to extend the term of the Rights Offering by more than 14 calendar days, it will, in addition, cause written notice of such extension to be promptly sent to all Holders of record on the Record Date.

Procedure for Exercising
Rights......................  Rights may be exercised by properly completing the certificate evidencing such Rights (the
                              "Subscription Certificate") and forwarding such Subscription Certificate (or following the Guaranteed Delivery Procedures, as defined below) to the Subscription Agent on or prior to the Expiration Date, together with payment in full of the Subscription Price for each Underlying Share subscribed for pursuant to the Subscription Privileges. If the mail is used to forward Subscription Certificates, it is recommended that insured, registered mail be used. The exercise of a Right may not be revoked or amended. If time does not permit a Holder or transferee of a Right to deliver its Subscription Certificate to the Subscription Agent on or before the Expiration Date, such Holder or transferee should make use of the Guaranteed Delivery Procedures described under "The Rights Offering--Exercise of Rights."

                              If paying by uncertified personal check, please note that the funds paid thereby may take at least five business days to clear.

                              Accordingly, Holders who wish to pay the Subscription Price by means of uncertified personal check are urged to make payment sufficiently in advance of the Expiration Date to ensure that such payment is received and clears by such date and are urged to consider payment by means of certified or cashier's check, money order or wire transfer of funds.

Persons Holding Shares, or
 Wishing to Exercise Rights
 Through Others.............  Persons holding shares of Common Stock, and receiving the Rights distributable with respect thereto, through a broker, dealer, commercial bank, trust company or other nominee, as well as persons holding certificates of Common Stock personally who would prefer to have such institutions effect transactions relating to Rights on their behalf, should contact the appropriate institution or nominee and request it to effect the transactions for them. See "The Rights Offering--Exercise of Rights."

Closing and Issuance of
 Common Stock...............  The closing will occur and certificates representing Underlying Shares will be delivered to subscribers as soon as practicable after the Expiration Date and after all prorations have been effected. See "The Rights Offering--Subscription Privileges." No Underlying Shares will be issued until the closing. Funds delivered to the Subscription Agent for the exercise of Subscription Privileges will be held in escrow by the Subscription Agent until the closing. No interest will be paid to Holders on funds held by the Subscription Agent. In the case of Holders exercising Over-subscription Privileges, any excess funds will be returned to the Holders as soon as practicable following the closing.

Use of Proceeds.............  It is anticipated that the net proceeds to
                              Company will be approximately $10,000,000 if all of the Underlying Shares are purchased in the Rights Offering. If less than all of the Underlying Shares are purchased, the proceeds will be correspondingly reduced. Proceeds will be used for general corporate purposes and working capital, to fund potential future acquisitions and internal expansion, and possibly, to repay certain of Marsel's indebtedness. See "Purpose of the Rights Offering and Use of Proceeds."

Subscription Agent..........  AMERICAN STOCK TRANSFER & TRUST COMPANY

The Nasdaq National Market
 Common Symbol..............  GWAY


The Nasdaq National Market
 Rights Symbol..............  GWAYR

Risk Factors................  The purchase of Rights and the purchase of
                              Common Stock in the Rights Offering involves investment risks particular to the Company, and risks particular to the Rights Offering. Investors are urged to read and consider carefully the information set forth under the heading "Risk Factors," beginning on page 9.

                                  THE COMPANY

  Gateway Industries, Inc. (the "Company") has been engaged in the manufacture and sale of mirror and glass products since November 24, 1995. The Company was incorporated under the laws of the State of Delaware in July 1994 for the purpose of effecting a reincorporation of Gateway Communications, Inc. (the Company's predecessor), a California corporation. To effectuate the reincorporation, Gateway Communications, Inc. was merged into the Company on September 22, 1994. Immediately preceding the merger, Gateway Communications, Inc. effected a one-for-five reverse stock split. Thereafter, each outstanding share of common stock of Gateway Communications, Inc., no par value, was automatically converted into one share of the Company's Common Stock, $.001 par value ("Common Stock"). The Company's headquarters are located at 101-01 Foster Avenue, Brooklyn, New York 11236, and its telephone number is (718) 272-9700.

  Prior to September 1994, the Company's principal business was the design, development, manufacture and sale of local area network ("LAN") communication products for use in IBM and compatible personal computers. On September 14, 1994, the Company completed the sale of substantially all its assets relating to its LAN business. During the second quarter of 1994, the Company ceased revenue producing activities in anticipation of the sale. Thereafter, until November 24, 1995, the Company had no operating business.

THE MARSEL ACQUISITION

  On November 24, 1995, Glass Acquisition Corp., a wholly-owned subsidiary of the Company, acquired (the "Acquisition") substantially all the assets and the business of Marsel Mirror & Glass Products, Inc., a New York corporation ("Old Marsel"), and the related real estate interest of Barlow Associates, a New York general partnership ("Barlow"), from which Old Marsel conducted its business. Subsequent to the closing of the Acquisition, Glass Acquisition Corp. changed its name to Marsel Mirror & Glass Products, Inc. ("Marsel").

  As part of the Acquisition, Marsel entered a new loan agreement with one of Old Marsel's lenders, replaced its other lender and entered into a composition agreement (the "Composition Agreement") with substantially all Old Marsel's trade creditors who were owed approximately $2.9 million. Pursuant to the Composition Agreement, such creditors agreed to accept, and Marsel agreed to pay, approximately $540,000 upon closing of the Acquisition (the "Marsel Closing") and $100,000 on each of the first four anniversaries following such closing. All Old Marsel's trade creditors were sent bulk sales notices and were to receive no payment unless they signed the Composition Agreement.

  The consideration for the purchase from Old Marsel was (i) the assumption by Marsel of an obligation to the New York City Industrial Development Authority (the "IDA") of approximately $4.78 million, (ii) the satisfaction of approximately $1,575,000 of debt owed by Barlow (which was secured by a second mortgage on the real estate interest), and (iii) the satisfaction of approximately $2.4 million of short term debt owed by Old Marsel, which was replaced with a loan and security agreement with another commercial lender. Simultaneously with the Marsel Closing, the Company invested $2.8 million in Marsel.

MARSEL

  Old Marsel was incorporated in New York in 1952, and had engaged in the manufacture and sale of mirrors and related consumer glass products since its inception. It was one of the originators of mass producing mirrors for consumption across the country. Barlow was formed in 1985 by the then owners of Old Marsel. Barlow's sole business was the leasing of the premises from which Old Marsel conducted its business.

  Before the Acquisition, Old Marsel's financial condition had substantially deteriorated as a result of declining sales and large operating losses. It was in default under its loan agreements, its accounts payable were all overdue, and virtually all its suppliers were shipping only on a C.O.D. basis. For 1994 and 1995 (including the six-week period that Marsel has been owned by Gateway), the combined revenues of Marsel and Barlow were $29,733,916 and $21,910,706, respectively, and their combined losses before taxes were $353,354 and $1,688,483, respectively. For the Company's Pro Forma results assuming that the acquisition of Marsel occurred on January 1, 1994, see note 14 to the Consolidated Financial Statements contained in the Company's Form 10-KSB accompanying this Prospectus. Revenues and income were negatively impacted by the sluggish retail environment and the bankruptcy of several of Marsel's customers. Marsel's deteriorating financial condition caused its suppliers to limit shipments of raw materials, resulting in inventory shortfalls and an inability to fill customer orders in a timely and complete manner. In addition, the reduced supplies caused operating inefficiencies and increased Marsel's cost of goods sold.

RECENT DEVELOPMENTS

  The Company reported a loss of $449,000 for its fiscal quarter ended March 31, 1996 and anticipates a loss of approximately $660,000 for the quarter ended June 30, 1996, primarily due to declining sales. Such losses have caused the Company not to be in compliance with certain financial covenants contained in its Loan Agreements with its lenders. See "Risk Factors--History of Operating Losses" and "Loan Agreement Defaults," and "Management Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference from the Company's quarterly report on Form 10-QSB for the quarter ended March 31, 1996.

                                  RISK FACTORS

  Prospective investors should carefully consider the following risk factors in addition to other information set forth in this Prospectus before making a decision to purchase any of the securities offered hereby.

GOING CONCERN AUDIT OPINION

  The Auditor's Report on the Company's Financial Statements for the year ended December 31, 1995 contains a "going concern" qualification. This means that the financial statements do not contain any adjustments to reflect possible future effects on the assets and liabilities that may result from the possible inability of Marsel to continue as a going concern. See Financial Statements included in the Form 10-KSB accompanying this Prospectus.

HISTORY OF, AND CONTINUING, OPERATING LOSSES AT MARSEL AND DECLINING  REVENUES

  The Company's sole operating business is that of Marsel, which was acquired on November 24, 1995. Before the Acquisition, Old Marsel's financial condition had substantially deteriorated as a result of declining sales and large operating losses. It was in default under its loan agreements, its accounts payable were all overdue, and virtually all its suppliers were shipping only on a C.O.D. basis. For 1994 and 1995 (including the six-week period that Marsel has been owned by Gateway), the combined revenues of Marsel and Barlow were $29,733,916 and $21,910,706, respectively, and their combined losses before taxes were $353,354 and $1,688,483, respectively. Revenues and income were negatively impacted by the sluggish retail environment and the bankruptcy of several of Marsel's customers. Marsel's deteriorating financial condition caused its suppliers to limit shipments of raw materials, resulting in inventory shortfalls and an inability to fill customer orders in a timely and complete manner. In addition, the reduced supplies caused operating inefficiencies and increased Marsel's cost of goods sold.

  For the three months ended March 31, 1996, Marsel incurred losses of $449,000 on sales of $4,431,000. Management anticipates that Marsel will incur losses of approximately $660,000 for the quarter ended June 30, 1996. Continued losses will negatively impact its working capital and the extension of credit by its lenders and could cause such lenders to declare a default under the Company's loan agreements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the Company's Form 10-KSB for the year ended December 31, 1995 and for its Form 10-QSB the quarter ended March 31, 1996 incorporated herein by reference; and "Risk Factors--Loan Agreement Defaults".

  While Marsel has taken certain steps in an attempt to curtail the losses it has incurred, there can be no assurance that any of those measures will be successful or that it will achieve profitability. Continued large losses could lead to Marsel filing for protection under the bankruptcy laws. The Company has not guaranteed any of Marsel's obligations to its lenders. Therefore, the proceeds of this Offering will not be subject to such liabilities unless the Company chooses to invest further amounts in Marsel, guaranty some or all of such obligations or use a portion of the proceeds to pay such obligations. The Company has made no decisions with respect to any of the foregoing alternatives. See "Use of Proceeds".

LOAN AGREEMENT DEFAULTS

  Marsel is party to a loan agreement (the "Commercial Loan Agreement") with a commercial bank (the "Commercial Lender") providing for revolving loans of up to $4 million and a term loan of $500,000, which expires on October 31, 1996. As of March 31, 1996, $2,938,000 and $475,000 were outstanding under the revolver and term loan, respectively.

  Marsel possesses a leasehold interest in approximately 314,000 square foot facility located in Brooklyn, New York from which it conducts its operations. The building and improvements on the real property are subject to bonds issued by the IDA (the "Bonds") which, as of March 31, 1996, had an outstanding principal balance of $4.78 million. Interest on the Bonds accrues at the rate of 7.5% per annum and is payable semi-annually on May 15 and November 15. In addition, principal payments of $450,000 are due on November 15, 1996, 1997 and 1998 and a final principal payment of $3,430,000 is due on November 15, 1999.

  Marsel's obligations under the Bonds are secured by an irrevocable letter of credit (the "L/C") issued by National Bank of Canada (the "L/C Bank") pursuant to an Amended and Restated Loan and Security Agreement (the "L/C Loan Agreement" and, collectively with the Commercial Loan Agreement, the "Loan Agreements") between Marsel and the "L/C Bank". Marsel has agreed to reimburse the L/C Bank for all payments made to or on behalf of Marsel, including drawings on the L/C. Marsel's reimbursement obligations are secured by a lien on all its real estate related assets.

  The Loan Agreements contain various covenants relating to Marsel's performance and financial condition. Marsel was not in compliance with certain of such covenants as of March 31, 1996 and will not be in compliance as of June 30, 1996. Such non-compliance constitutes an event of default under the Loan Agreements. Marsel is negotiating with each Bank to waive such non-compliance or to modify the covenants. If such waivers or modifications are not received, each Bank could declare all outstanding amounts immediately due and payable. Marsel does not currently have the financial resources to make such payments. In addition, the L/C Bank could require Marsel to make monthly sinking fund payments of principal so that the L/C Bank has sufficient funds on deposit to make the next principal payment. The Company is seeking to obtain a mortgage loan with a longer amortization schedule, in an amount sufficient to repay all amounts due under the Bonds. There can be no assurance that such mortgage loan will be obtained on favorable terms, or at all. The Company may use a portion of the proceeds of this Rights Offering to reduce amounts outstanding under the Bonds or due to its Commercial Lender, but has not made any decision to do so.

POTENTIAL NON-RENEWAL OF THE L/C

  Marsel's obligations under the Bonds are secured by the L/C, which expires on December 1, 1996, and the L/C Bank is obligated to renew it only in certain circumstances described in the next paragraph. If the L/C is not renewed, all outstanding payments (currently aggregating $4,780,000) under the Bonds will become due and payable.

  The L/C Loan Agreement provides that the L/C Bank must renew the L/C annually if Marsel (a) meets certain financial covenants and reporting requirements, (b) has met all L/C reimbursement obligations, and (c) either (x) renewed the Commercial Loan Agreement, or obtained a new loan agreement (in either case on terms reasonably satisfactory to the L/C Bank) to finance its working needs for at least one year past the then expiration date of the L/C, or (y) has deposited cash collateral sufficient to make the next annual payment under the Bonds with the L/C Bank. The Company has not met the first condition and there is no assurance that it will satisfy the others. If the L/C is not renewed, all amounts due under the Bonds will become due and payable. The Company may use a portion of the proceeds of this Offering to reduce or repay amounts due under the Bonds, but has not yet made any decision to do so. The Company is seeking to obtain a mortgage loan with a longer amortization schedule in an amount sufficient to repay all amounts due under the Bonds. There can be no assurance that any refinancing can be consummated on favorable terms, or at all.

DEPENDENCE ON MAJOR CUSTOMER

  For 1995, sales to Wal-Mart represented 38% of the Company's revenues. The Company has no contract for the future sale of products to Wal-Mart. If, for any reason, Wal-Mart ceased purchasing merchandise from Marsel or if it significantly reduced its level of such purchases, the Company's business and financial condition would be materially adversely effected. While Management knows of no plans by Wal-Mart to reduce its purchases from the Company, there can be no assurance that it will continue its purchases at prior levels.

DEPENDENCE ON KEY SUPPLIERS

  Approximately 98% of Marsel's single most important component, glass, is provided by P.P.G. Industries. While other sources of supply are available, their pricing, terms and reliability are less advantageous. Its other principal raw materials are corrugated and framing materials. Two suppliers represented 68% and 21%, respectively, of Marsel's purchases of corrugated materials in 1995. Marsel does not have any significant long-term purchase commitments with any of its suppliers. While Marsel has long-term relationships with its key suppliers, there can be no assurance that such suppliers will continue to do business with Marsel. The loss of any such supplier could have a material adverse effect on the business and financial condition of the Company.

COMPETITION

  Marsel's principal competitors for its mirrors are Monarch Mirror, a division of Stanley Works ("Stanley"), and Silverwood Industries, based in Arkansas ("Silverwood"). Stanley's pricing structure is usually higher, and its products tend to focus on wardrobe mirrored doors, sold at retail, primarily in the home improvement market. Stanley is a much larger company with greater financial resources. Silverwood is smaller than Marsel, with a similar, but more narrowly focused, product line, and is relatively new to the industry.

  The dominant competitors in the framed art category are National Picture & Frame Co., Decorel, Impulse Graphics, and Crystal Art Galleries. Each is larger and has greater financial resources than Marsel and provides products that are decorative, sell at competitive prices and in packages that are well suited for mass merchandising. Marsel competes in this area by incorporating mirror or screen printed accents into its framed art products. The lower barriers to entry in this market tend to attract a higher number of competitors.

NEW OPERATING MANAGEMENT TEAM; MANAGEMENT OF GROWTH

  When the Company acquired Old Marsel's business, Old Marsel needed new senior operating management. Immediately following the Acquisition, the Company installed an interim president in an attempt to turnaround Marsel's deteriorating results and financial condition. In February, 1996, the Company hired a permanent president for Marsel. There can be no assurance that Marsel's new management will lead it to profitability.

  Depending on the extent of its future growth, the Company may experience a significant strain on its management, operational and financial resources. The Company's ability to manage its growth effectively may require it to continue to implement and improve its operational and financial systems and may require the addition of new management personnel. The failure of the Company's management team to effectively manage growth, should it occur, could have a material adverse effect on the Company's financial condition and results of operations.

POTENTIAL CONTROL BY WARREN G. LICHTENSTEIN

  Warren G. Lichtenstein, a member of the Board of Directors, individually and through entities controlled by, or affiliated with, him beneficially owns 370,016 shares of Common Stock, representing 35.7% of the currently outstanding shares of Common Stock (excluding options for 100,000 shares of Common Stock exercisable after 60 days). By virtue of such ownership and his position with the Company, Mr. Lichtenstein may have the practical ability to determine the election of all directors and control the outcome of substantially all matters submitted to the Company's stockholders. Such concentration of ownership could have the effect of making it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of the Company. In addition, Mr. Lichtenstein has advised the Company that entities whose Common Stock purchases he controls currently intend to exercise all Rights distributed to such entities. If all Rights are not exercised by other Shareholders, entities controlled by Mr. Lichtenstein will increase their pro rata ownership of the Company's Common Stock. (See "Certain Rights Offering Considerations-- Dilution.")

ENVIRONMENTAL CONSIDERATIONS

  The Company's manufacturing operations are subject to environmental laws and regulations which govern waste water discharges, air emissions, the handling and disposal of solid and hazardous wastes and the remediation of contamination associated with the disposal of such wastes. The failure to comply with such laws could result in substantial fines, penalties or other liabilities.

POTENTIAL ANTI-TAKEOVER EFFECTS OF DELAWARE LAW; POSSIBLE ISSUANCES OF PREFERRED STOCK

  Certain provisions of Delaware law could delay, impede or make more difficult a merger, tender offer or proxy context involving the Company, even if such events could be beneficial to the interests of the stockholders. Such provisions could limit the price that certain investors might be willing to pay for shares of common Stock. In addition, preferred stock can be issued by the Board of Directors without stockholder approval on such terms as the Board may determine. The rights of holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock in connection with possible acquisitions and other corporate purposes, such issuance may make it more difficult for a third party to acquire, or may discourage a third party from acquiring, a majority of the voting stock of the Company. See "Description of Capital Stock."

FUTURE ACQUISITIONS

  The Company's current revenues are derived from a business acquired in November 1995. The Company intends to continue to pursue acquisitions of businesses and product lines which the Company believes have significant growth possibilities. A portion of the proceeds of this Offering may be used for such acquisitions. There can be no assurance that future acquisitions, if made, will be profitable.

MERCHANDISING

  The Company's success depends to a large degree on its ability to introduce in a timely manner new or updated products which are affordable, functional, distinctive in quality and design and tailored to the purchasing patterns of the Company's customers. Misjudgments as to customer interest in new or updated products could lead to excess inventories and markdowns and could have a material adverse effect on the Company's financial condition and results of operations.

NON-LISTING OF UNDERLYING SHARES IN NASDAQ SYSTEM

  The Company has applied to list the Common Stock (including the Underlying Shares) and the Rights on the NASDAQ Small Cap Market. There can be no assurance that the Shares or Rights will be so listed before completion of the Rights Offering, or at all. If such listing is not obtained, trading, if any, in the Company's Common Stock would continue to be conducted in the over-the-counter market on an electronic bulletin board established for securities that do no meet the NASDAQ System listing requirements or in what are commonly referred to as the "pink sheets". If this were to occur, an investor might find it more difficult to dispose of, or to obtain accurate quotations as to the price of, the Company's securities.

POSSIBLE VOLATILITY OF STOCK PRICE

  The Company's Common Stock, is thinly traded and may experience significant price and volume fluctuations which could adversely affect the market price of the Common Stock without regard to the operating performance of the Company.

                     CERTAIN RIGHTS OFFERING CONSIDERATIONS

NO COMMITMENTS TO PURCHASE AND NO MINIMUM SIZE OF RIGHTS OFFERING

  Although Warren G. Lichtenstein has indicated that entities whose securities purchases he controls currently intend to exercise their Rights, the Company does not have a commitment from any person to purchase any shares of Common Stock pursuant to the Rights. In addition, no minimum amount of proceeds is required for the Company to consummate this Offering. Accordingly, no assurances can be given as to the amount of gross proceeds that the Company will realize from the Rights Offering. See "Reasons for the Offering and Use of Proceeds," "The Rights Offering," and "Plan of Distribution."

DILUTION; DISCOUNT FROM MARKET PRICE

  Holders who do not exercise their Subscription Privileges in full will realize a dilution in their percentage voting interest and ownership interest in future net earnings, if any, of the Company to the extent that Rights are exercised by other Holders. Mr. Lichtenstein has informed the Company that entities whose Common Stock purchases he controls intend to exercise their Basic Subscription Privilege. Assuming such entities fully subscribe to their Basic Subscription Privilege, and no other Rights are exercised, they will collectively own approximately 69% of the Company's voting Common Stock. In addition, the Subscription Price represents a 13% discount from the closing bid price as of June 28, 1996 and could result in a reduction in the market price for the Company's common stock. As of March 31, 1996, the book value per share of common stock was $2.59. Assuming all Shares offered hereby are subscribed for, the pro forma book value per share as of March 31, 1996 would be $3.11, representing an immediate dilution of $.14 per share to subscribers in this Offering.

LIMITED LIQUIDITY OF SECURITIES AND TRADING ACTIVITY

  The Common Stock is thinly traded. Approximately 35.7% of the Company's Common Stock is beneficially owned by entities affiliated with Mr. Lichtenstein. While the Company anticipates that the Rights will be traded on OTC Bulletin Board, no assurances can be given that an efficient market for the Rights will develop or, if developed, be maintained. In addition, the Company has applied to list the Common Stock (including the Underlying Shares) and the Rights on the NASDAQ Small Cap Market. There can be no assurance that such Shares or Rights will be so listed before completion of the Rights Offering, or at all.

POSSIBLE EXTENSION OF EXPIRATION DATE

  The Company has reserved the right to extend the Expiration Date to as late as August 23, 1996. Funds deposited in payment of the Subscription Price may not be withdrawn and no interest will be paid thereon to Holders.

MANAGEMENT'S DISCRETION IN ALLOCATING PROCEEDS

  Management has not yet determined the manner in which it will allocate the proceeds received in this Offering. Management will, therefore, have broad discretion in allocating such proceeds, including making future, unidentified acquisitions. Shareholders will not have the ability to vote for such acquisitions or review the financial statements of the companies subject to such acquisitions. See "Reasons for the Offering and Use of Proceeds."

                  REASON FOR THE OFFERING AND USE OF PROCEEDS

  Management believes that the proceeds of this Offering will provide the Company with flexibility to address its financial needs including its desire to grow through acquisitions. Although the Company intends to pursue acquisitions, it has no current contract or commitment with respect to any particular acquisition. The Company is currently evaluating the possibility of seeking to acquire one or more companies in Marsel's industry. Because of Marsel's operating losses, the Company may use a portion of the proceeds to infuse Marsel with capital or to reduce its debt levels.

  The net proceeds from the Rights Offering is estimated to be approximately $10,000,000, net of expenses and assuming the Rights Offering is fully subscribed. If less than all the Shares are purchased, the net proceeds will be correspondingly smaller. Such proceeds will be used for general corporate purposes and working capital, potential acquisitions and internal growth and possibly to reduce certain of Marsel's indebtedness. Management has not determined how such proceeds will be allocated.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

  The authorized capital stock of the Company includes 10,000,000 shares of Common Stock, par value $.001 per share, 1,000,000 shares of Preferred Stock, par value $.01 per share. Holders of Common Stock have no preemptive rights. The outstanding shares of Common Stock are fully paid and non-assessable. Holders of Common Stock are entitled to dividends when, as and if declared by the Board of Directors of the Company out of any funds legally available to the Company for that purpose.

  Holders of Common Stock are entitled to one vote per share held of record with respect to all matters submitted to a vote of the stockholders. There is no cumulative voting for the election of directors, who are elected annually to one-year terms. Directors are elected by a plurality; all other matters require the affirmative vote of a majority of the votes cast the meeting.

PREFERRED STOCK

  The Company is authorized to establish and issue shares of Preferred Stock in series and to fix, determine and vary the voting rights, designations, preferences, qualifications, privileges, options, conversion rights and other special rights of each series of Preferred Stock. As of the date of this Prospectus, no shares of Preferred Stock were issued and outstanding.

CERTAIN PROVISIONS OF DELAWARE LAW

  The Company is subject to Section 203 of Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in a wide range of specified transactions with any interested stockholder, defined to include, among others, any person or entity who in the previous three years obtained 15% or more of any class or series of stock entitled to vote in the election of directors, unless, among other exceptions, the transaction is approved by (i) the Board of Directors prior to the date the interested stockholder obtained such status or (ii) the holders of two-thirds of the outstanding shares of each class or series owned by the interested stockholder.

                          PRICE RANGE OF COMMON STOCK

  On November 17, 1994, due to the Company's lack of revenue producing operations, the Common Stock was delisted from the Nasdaq National Market System ("NMS") where it had been traded since 1985 under the symbol GWAY. The Common Stock has since traded over-the-counter using the same symbol, GWAY, in what is commonly referred to as the Bulletin Board. On September 22, 1994, the Company effected a one-for-five reverse stock split. The following table sets forth (i) the range of high and low last sale prices for the Common Stock prior to the delisting, as reported on the NMS, and (ii) the prices after the delisting as quoted on the Bulletin Board. Prices after November 18, 1994 are bid and ask prices which represent prices between broker-dealers and do not include retail markups and markdowns, or any commissions to the broker-dealer. The prices do not reflect prices in actual transactions. All sale prices prior to September 22, 1994 have been adjusted to give effect to the reverse stock split.

                                                                  CLOSING SALES
                                                                  --------------
      1994                                                        HIGH($) LOW($)
      ----                                                        ------- ------
      FIRST QUARTER..............................................  5.31    3.75
      SECOND QUARTER.............................................  5.63    3.44
      THIRD QUARTER..............................................  5.16    3.13
      OCT 3--NOV 17..............................................  4.00    3.75

                                                    BID PRICES     ASK PRICES
                                                   -------------  -------------
                                                   HIGH($) LOW($) HIGH($) LOW($)
                                                   ------- -----  ------  -----
      1994
      ----
      NOV 18--DEC 30..............................  3.50   2.50    5.00   3.50
      1995
      ----
      FIRST QUARTER...............................  3.50   2.75    4.44   3.75
      SECOND QUARTER..............................  3.44   2.00    4.44   3.63
      THIRD QUARTER...............................  3.63   2.00    4.63   3.63
      FOURTH QUARTER..............................  4.25   2.88    4.75   3.88
      1996
      ----
      FIRST QUARTER...............................  8.25   3.50    9.50   4.50
      APRIL 1--JUNE...............................  7.75   3.25    8.25   4.50

DIVIDENDS

  The Company has not paid dividends on the Common Stock and does not anticipate doing so in the foreseeable future.

HOLDERS OF RECORD

  At June 27, 1996, the approximate number of holders of record of the Common Stock was approximately 1,500.

                              THE RIGHTS OFFERING

THE RIGHTS

  The Company is distributing, at no cost, to the record holders of its outstanding Common Stock as of the close of business on June 27, 1996 (the "Record Date") transferable Rights to purchase additional shares of Common Stock (the "Basic Subscription Privilege") at a price of $3.25 per share (the "Subscription Price"). The Company will distribute three Rights for each share of Common Stock held on the Record Date. Each Right will entitle its Holder to purchase one share of Common Stock. The Rights will be evidenced by transferable subscription certificates (the "Subscription Certificates"). An aggregate of 3,105,039 shares of Common Stock (the "Underlying Shares") will be sold if all Rights are exercised.

  No fractional Underlying Shares, or cash in lieu thereof, will be issued or paid. The number of Underlying Shares distributed to each Holder will be rounded down to the nearest whole share in connection with the exercise of Subscription Privileges.

SUBSCRIPTION PRIVILEGES

  Basic Subscription Privilege. Each Right will entitle the Holder thereof to receive, upon payment of the Subscription Price, one share of Common Stock. Certificates representing shares of Common Stock purchased pursuant to the Basic Subscription Privilege will be delivered to subscribers as soon as practicable after the Expiration Date, irrespective of whether the Subscription Privilege is exercised immediately prior to the Expiration Date or earlier. Holders exercising their Subscription Privilege will not be shareholders of record with respect to the shares issuable pursuant to such Subscription Privilege until the closing, which it is anticipated will occur five business days after the Expiration Date.

  Oversubscription Privilege. Subject to the allocation described below, each Right also carries the right to subscribe at the Subscription Price for any Underlying Shares not subscribed for through the exercise of Basic Subscription Privileges by other Holders (the "Excess Shares"). If the Excess Shares are not sufficient to satisfy all subscriptions pursuant to the Oversubscription Privilege, such Excess Shares will be allocated pro rata (subject to the elimination of fractional shares) among those Holders exercising the Oversubscription Privilege, in proportion, not to the number of shares requested pursuant to the Oversubscription Privilege, but to the number of shares each Holder exercising the Oversubscription Privilege subscribed for pursuant to the Basic Subscription Privilege; provided, however, that if such pro rata allocation results in any Holder being allocated a greater number of Excess Shares than such Holder subscribed for pursuant to the exercise of such holder's Oversubscription Privilege, then such Holder will be allocated only such number of Excess Shares as such Holder subscribed for and the remaining Excess Shares will be allocated among all other Holders exercising the Oversubscription Privilege. Only beneficial holders who exercise the Basic Subscription privilege in full will be entitled to exercise the Oversubscription Privilege. Certificates representing Excess Shares purchased pursuant to the Oversubscription Privilege will be delivered to subscribers as soon as practicable after the Expiration Date and after all prorations have been effected.

EXPIRATION DATE

  The Rights will expires at 5:00 p.m., New York City time, on August 9, 1996, unless extended by the Company from time to time. Notwithstanding the foregoing, the Expiration Date in no event shall be later than August 23, 1996, except that the Company reserves the right to extend the exercise period on one or more occasions if the Board of Directors determines that the occurrence of a material event necessitates an amendment of the Registration Statement or recirculation of the Prospectus that forms a part thereof in order to permit time for the distribution of such information. After the Expiration Date, unexercised Rights will be null and void. The Company will not be obligated to honor any purported exercise of Rights received by the Subscription Agent after the Expiration Date, regardless of when the documents relating to such exercise were sent, except pursuant to the Guaranteed Delivery Procedures described below.

EXERCISE OF RIGHTS

  Rights may be exercised by delivering to the Subscription Agent, on or prior to 5:00 p.m., New York City time, on the Expiration Date, the properly completed and executed Subscription Certificate evidencing such Rights with any required signatures guaranteed, together with payment in full of the Subscription Price for each Underlying Share subscribed for pursuant to the Subscription Privileges (except as permitted pursuant to clause (iii) of the next sentence). Such payment in full must be by: (i) check or bank draft drawn upon a U.S. bank or postal telegraphic or express money order payable to American Stock Transfer & Trust Company, as Subscription Agent; or (ii) wire transfer of funds to the account maintained by the Subscription Agent for such purpose; or (iii) in such other manner as Company may approve in writing in the case of persons acquiring Underlying Shares at an aggregate Subscription Price of $500,000 or more, provided in each case that the full amount of such Subscription Price is received by the Subscription Agent in immediately available funds within five Nasdaq National Market trading days following the Expiration Date (the payment method under (iii) being an "Approved Payment Method"). Payment of the Subscription Price will be deemed to have been received by the Subscription Agent only upon (a) clearance of any uncertified check, (b) receipt by the Subscription Agent of any certified check or bank draft drawn upon a United States bank or of any postal, telegraphic or express money order, (c) receipt of good funds in the Subscription Agent's account designated above, or (d) receipt of good funds by the Subscription Agent through an Approved Payment Method.

  If paying by uncertified personal check, please note that the funds paid thereby may take at least five business days to clear. Accordingly, Holders who wish to pay the Subscription Price by means of uncertified personal check are urged to make payment sufficiently in advance of the Expiration Date to ensure that such payment is received and clears by such date and are urged to consider payment by means of certified or cashier's check, money order or wire transfer of funds.

  The address to which the Subscription Certificates and payment of the Subscription Price should be delivered is:

                     American Stock Transfer & Trust Company
                     40 Wall Street
                     New York, New York 10005

  If a Holder wishes to exercise Rights, but time will not permit such Holder to cause the Subscription Certificate or Subscription Certificates evidencing such Rights to reach the Subscription Agent on or prior to the Expiration Date, such Rights may nevertheless be exercised if all of the following conditions (the "Guaranteed Delivery Procedures") are met:

    (i) such Holder has caused payment in full of the Subscription Price for each Underlying Share being subscribed for pursuant to the Subscription Privileges to be received (in the manner set forth above) by the Subscription Agent on or prior to the Expiration Date;

    (ii) the Subscription Agent receives, on or prior to the Expiration Date, a guaranteed notice (a "Notice of Guaranteed Delivery"), substantially in the form provided with the Instructions as to Use of Gateway Industries, Inc. Subscription Certificates (the "Instructions") distributed with the Subscription Certificates, from an "Eligible Institution" (as defined in Rule 17Ad-15 under the Securities Exchange Act of 1934), stating the name of the exercising Holder, the number of Rights represented by the Subscription Certificate(s) held by such exercising Holder, the number of Underlying Shares being subscribed for pursuant to the Subscription Privileges and guaranteeing the delivery to the Subscription Agent of any Subscription certificate(s) evidencing such Rights within three Nasdaq National Market trading days following the date of the Notice of Guaranteed Delivery; and

    (iii) the properly completed Subscription Certificate(s), with any required signatures guaranteed, is received by the Subscription Agent within three Nasdaq National Market trading days following the date of the Notice of Guaranteed Delivery relating thereto. The Notice of Guaranteed Delivery may be delivered to the Subscription Agent in the same manner as Subscription Certificates at the addresses set forth above, or may be transmitted to the Subscription Agent by facsimile transmission (telecopy number (718) 236-4588). Additional copies of the form of Notice of Guaranteed Delivery are available upon request from the Subscription Agent, whose address and telephone number are set forth under "Subscription Agent."

  Funds received in payment of the Subscription Price for Excess Shares subscribed for pursuant to the Oversubscription Privilege will be held in a segregated account pending issuance of such Excess Shares. If a Holder exercising the Oversubscription Privilege is allocated less than all of the Excess Shares that such Holder wished to subscribe for pursuant to the Oversubscription Privilege, the excess funds paid by such Holder shall be returned by mail without interest or deduction as soon as practicable after the Expiration Date.

  A Holder who holds shares of Common Stock for the account of others, such as a broker, a trustee or a depositary for securities, should notify the respective beneficial owners of such shares as soon as possible to ascertain such beneficial owner's intentions and to obtain instructions with respect to the Rights. If the beneficial owner so instructs, the record holder of such Rights should complete the Subscription Certificate and submit it to the Subscription Agent with the proper payment. In addition, the beneficial owner of Common Stock or Rights held through such a holder of record should contact the Holder and request the Holder to effect transactions in accordance with the beneficial owner's instructions.

  Unless a Subscription Certificate (i) provides that the shares of Common Stock to be issued pursuant to the exercise of Rights represented thereby are to be delivered to the Holder or (ii) is submitted for the account of an Eligible Institution, signatures on such Subscription Certificate must be guaranteed by an Eligible Institution.

  If either the number of Underlying Shares being subscribed for pursuant to the Basic Subscription Privilege is not specified on the Subscription Certificate, or the amount delivered is not enough to pay the Subscription Price for all Underlying Shares stated to be subscribed for, the number of Underlying Shares subscribed for will be assumed to be the maximum amount that could be subscribed for upon payment of such amount, after allowance for the Subscription Price of any specified Underlying Shares. If the number of Underlying Shares being subscribed for is not specified, or payment of the Subscription Price for the indicated number of Rights that are being exercised exceeds the required Subscription Price, the payment will be applied, until depleted, to subscribe for Underlying Shares in the following order: (i) to subscribe for the number of Underlying Shares indicated, if any, pursuant to the Basic Subscription Privilege; (ii) to subscribe for Underlying Shares until the Basic Subscription Privilege has been fully exercised with respect to all of the Rights represented by the Subscription Certificate; and (iii) to subscribe for additional Underlying Shares pursuant to the Oversubscription Privilege (subject to any applicable proration).

  The Instructions accompanying the Subscription Certificates should be read carefully and followed in detail. DO NOT SEND SUBSCRIPTION CERTIFICATES TO THE COMPANY.

  THE METHOD OF DELIVERY OF SUBSCRIPTION CERTIFICATES AND PAYMENT OF THE SUBSCRIPTION PRICE TO THE SUBSCRIPTION AGENT WILL BE AT THE ELECTION AND RISK OF THE RIGHTS HOLDER, BUT IF SENT BY MAIL IT IS RECOMMENDED THAT SUCH CERTIFICATES AND PAYMENTS BE SENT BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND THAT A SUFFICIENT NUMBER OF DAYS BE ALLOWED TO ENSURE DELIVERY TO THE SUBSCRIPTION AGENT AND CLEARANCE OF PAYMENT PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE EXPIRATION DATE. BECAUSE UNCERTIFIED PERSONAL CHECKS MAY TAKE AT LEAST FIVE BUSINESS DAYS TO CLEAR, THE RIGHTS HOLDER IS STRONGLY URGED TO PAY, OR ARRANGE FOR

PAYMENT, BY MEANS OF CERTIFIED OR CASHIERS CHECK, MONEY ORDER OR WIRE TRANSFER OF FUNDS.

  All questions concerning the timeliness, validity, form and eligibility of any exercise of Rights will be determined by the Company, whose determinations will be final and binding. The Company, in its sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any Right. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as the Company determines in its sole discretion.

  Any questions or requests for assistance concerning the method of exercising Rights or requests for additional copies of this Prospectus or the Instructions or the Notice of Guaranteed Delivery should be directed to the Subscription Agent, telephone number 718-921-8200, or Information Agent at 1-800-322-2885.

NO REVOCATION

  ONCE A HOLDER OF RIGHTS HAS EXERCISED THE BASIC SUBSCRIPTION PRIVILEGE OR THE OVERSUBSCRIPTION PRIVILEGE SUCH EXERCISE MAY NOT BE REVOKED.

METHOD OF TRANSFERRING RIGHTS

  It is anticipated that the Rights will be listed for trading on the OTC Bulletin Board and may be purchased or sold through usual investment channels, including banks and brokers. Trading in Rights will cease on the close of business on The Nasdaq National Market trading day preceding the Expiration Date.

  The Rights evidenced by a single Subscription Certificate may be transferred in whole by endorsing the Subscription Certificate for transfer in accordance with the accompanying instructions. A portion of the Rights evidenced by a single Subscription Certificate may be transferred by delivering to the Subscription Agent a Subscription Certificate properly endorsed for transfer, with instructions to register such portion of the Rights evidenced thereby in the name of the transferee (and to issue a new Subscription Certificate to the transferee evidencing such transferred Rights). In such event, a new Subscription Certificate evidencing the balance of the Rights will be issued to the Holder or, if the Holder so instructs, to an additional transferee.

  Holders wishing to transfer all or a portion of their Rights should allow a sufficient amount of time prior to the Expiration Date for (i) the transfer instructions to be received and processed by the Subscription Agent, (ii) a new Subscription Certificate to be issued and transmitted to the transferee or transferees with respect to transferred Rights, and to the transferor with respect to retained Rights, if any, and (iii) the Rights evidenced by such new Subscription Certificates to be exercised or sold by the recipients thereof. If time does not permit a transferee of a Right who wishes to exercise its Right to deliver its Subscription Certificate to the Subscription Agent on or before the Expiration Date, such transferee should make use of the Guaranteed Delivery Procedure described under "The Rights Offering-Exercise of Rights." Neither the Company nor the Subscription Agent shall have any liability to a transferee or transferor of Rights if Subscription Certificates or new Subscription Certificates are not received in time for exercise or sale prior to the Expiration Date.

  All commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the purchase, sale or exercise of Rights will be for the account of the transferor or subscriber of the Rights, and none of such commissions, fees or expenses will be paid by the Company or the Subscription Agent.

  The Company anticipates that the Rights will be eligible for transfer, and that the Right will be exercisable through the facilities of Depository Trust Company ("DTC").

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The following discusses the material federal income tax consequences of the Rights Offering to the holders of Common Stock upon the distribution (the "Distribution") of Rights, and to holders of Rights upon the exercise and disposition of the Rights.

  This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury Regulations promulgated thereunder, judicial authority, and current administrative rulings and practice, all of which are subject to change on a prospective or retroactive basis. The tax consequences of the Rights Offering under state, local and foreign law are not discussed. Moreover, special considerations not described herein may apply to certain taxpayers, such as financial institutions, broker-dealers, life insurance companies, and tax-exempt organizations. The discussion is limited to those who have held the Common Stock, and will hold the Rights and any Common Stock acquired upon the exercise of Rights as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Code.

  Distribution of the Rights. Holders of Common Stock will not recognize taxable income for federal income tax purposes in connection with the receipt of the Rights.

  Stockholder Basis and Holding Period of the Rights. Except as provided in the following sentence, the basis of the Rights received by a stockholder as a distribution with respect to such stockholder's Common Stock will be zero. If, however, either (i) the fair market value of the Rights on the date of Distribution is 15% or more of the fair market value (on the date of Distribution) of the Common Stock with respect to which they are received or
(ii) the stockholder properly elects, in his or her federal income tax return for the taxable year in which the Rights are received, to allocate part of the basis in such Common Stock between the Common Stock and the Rights in proportion to the fair market values of each on the date of Distribution.

  The holding period of a stockholder with respect to the Rights received as a distribution on such stockholder's Common Stock will include the stockholder's holding period for the Common Stock with respect to which the Rights were issued.

  In the case of a stockholder who purchases Rights, the tax basis of such Rights will be equal to the purchase price paid therefor, and the holding period for such Rights will commence on the day following the date of the purchase.

  Sale of the Rights. A Stockholder who sells the Rights received in the Distribution prior to exercise will recognize gain or loss equal to the difference between the amount realized on the sale of such stockholder's adjusted basis (if any in the Rights sold. Such gain or loss will be capital gain or loss if gain or loss from a sale of Common Stock held by such stockholder would be characterized as capital gain or loss at the time of such sale. Any gain or loss recognized on a sale of Rights acquired by purchase will be capital gain or loss if Common Stock would be a capital asset in the hands of the stockholder. Capital gain or loss will be classified as short-term if the stockholder's holding period in the Rights is one year or less and long-term if the stockholder's holding period in the Rights is more than one year.

  Lapse of the Rights. Stockholders who allow the Rights received by them at the distribution to lapse will not recognize any gain or loss, and no adjustment will be made to the basis of the Common Stock owned by such stockholders.

  Stockholders who are purchasers of the Rights will be entitled to a loss equal to their adjusted tax basis in the Rights, if such Rights expire unexercised. Because by their terms the Rights will expire on or prior to August 23, 1996, any loss recognized on the expiration of the Rights acquired by purchase will be a short-term capital loss if Common Stock would be a capital asset in the hands of purchaser.

  Exercise of the Rights, Basis and Holding Period of Common
Stock. Stockholders will not recognize any gain or loss upon the exercise of Rights. The basis of the Common Stock acquired through exercise of the Rights will be equal to the sum of the Subscription Price therefor and the stockholder's basis in such Rights (if any).

  A stockholder's holding period for the Common Stock acquired through exercise of the Rights will begin on the date the Rights are exercised.

  Sale of Common Stock. The sale of Common Stock will result in the recognition of gain or loss to the stockholder in an amount equal to the difference between the amount realized on the sale and the stockholder's adjusted basis in the Common Stock. Gain or loss on the sale of the Common Stock will be classified as short-term capital gain or loss, if the stockholder's holding prior in the Common Stock is one year or less and long- term capital gain or loss if the stockholder's holding period in the Common Stock is more than one year.

  THE FOREGOING SUMMARY IS INCLUDED FOR GENERAL INFORMATION ONLY. ACCORDINGLY, EACH HOLDER IS URGED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF THE RIGHTS OFFERING APPLICABLE TO HIS OR HER OWN PARTICULAR TAX SITUATION, INCLUDING THE APPLICATION AND EFFECT OF STATE AND LOCAL INCOME AND OTHER TAX LAWS.

                               SUBSCRIPTION AGENT

  The Company has appointed American Stock Transfer & Trust Company as Subscription Agent for the Rights Offering. The Subscription Agent's address, which is the address to which the Subscription Certificates and payment of the Subscription Price should be delivered, as well as the address to which Notice of Guaranteed Delivery must be delivered, and the Subscription Agent's telephone number and facsimile number, are:

                     American Stock Transfer & Trust Company
                     40 Wall Street
                     New York, NY 10005
                     Telephone No. 718-921-8200
                     Telecopier No. 718-236-4588

  The Company will pay the fees and expenses of the Subscription Agent, and has also agreed to indemnify it from any liability which it may incur in connection with the Rights Offering.

                              PLAN OF DISTRIBUTION

  The Common Stock offered hereby is being offered by the Company pursuant to the issuance of the Rights directly to holders of shares of Common Stock on the Record Date. Certain employee, officers or directors of the Company may solicit responses from Holders to the Rights Offering, but such individuals will not receive any commissions or compensation for such services other than their normal employment compensation.

  The Company intends to distribute Rights and copies of this Prospectus to stockholders of record on the Record Date promptly following the effective date of the Registration Statement of which this Prospectus forms a part.

  Holders who desire to subscribe for the purchase of shares of Common Stock in the Rights Offering are urged to complete, date and sign the Subscription Certificate and return it to the Subscription Agent on or before the Expiration Date, together with payment in full of shares should be directed to the Subscription Agent.

                               INFORMATION AGENT

  The Company has appointed MacKenzie Partners, Inc. as Information Agent for the Rights Offering. Any questions or requests for additional copies of this Prospectus, the Instructions or the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone number and address below.

                     MacKenzie Partners, Inc.
                     156 Fifth Avenue
                     New York, NY 10010
                     (212) 929-5500

                     or call
                     Toll Free

                     (800) 322-2885

  The Company will pay the fees and expenses of the Information Agent and has also agreed to indemnify the Information Agent from certain liabilities in connection with the Rights Offering.

                                 LEGAL MATTERS

  The validity of the authorization and issuance of the securities offered hereby and the tax matters discussed under "Certain Federal Income Tax Consequences" are being passed upon for Company by Greenberger & Forman, 1370 Avenue of the Americas, New York, NY 10019. Greenberger & Forman has from time to time performed and may in the future perform legal services for certain shareholders of the Company, including affiliates of Warren G. Lichtenstein.

                                    EXPERTS

  The consolidated financial statements of the Company appearing in the Company's Annual Report on Form 10-KSB for the year ended December 31, 1995 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance on such report given on the authority of such firm as experts in auditing and accounting. The consolidated Financial Statements of Old Marsel and Barlow Associates appearing in the Company's current report on Form 8-K/A dated February 1, 1996, have been audited by Berenson & Company, LLP, independent accountants, as set forth in their report thereon, included therein and incorporated herein. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

                  INDEMNIFICATION OF DIRECTORS AND OFFICERS--
             DISCLOSURE OF COMMISSION'S POSITION ON INDEMNIFICATION

  Under provisions of the Company's Certificate of Incorporation, any person made a party to any lawsuit by reason of being a director or officer of the Company, or any parent or subsidiary thereof, may be identified by the Company to the full extent authorized by the General Corporation Law of the State of Delaware.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS SHALL NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information......................................................    1
Documents Incorporated by Reference........................................    1
Prospectus Summary.........................................................    2
The Company................................................................    7
Risk Factors...............................................................    9
Purpose of the Rights Offering and Use of Proceeds.........................   14
Description of Capital Stock...............................................   14
Price Range of Common Stock................................................   15
Dividend Policy............................................................   15
The Rights Offering........................................................   16
Certain Federal Income Tax Consequences....................................   20
Subscription Agent.........................................................   21
Plan of Distribution.......................................................   21
Information Agent..........................................................   22
Legal Matters..............................................................   22
Experts....................................................................   22
Indemnification of Directors and Officers..................................   22

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               3,105,039 SHARES

                           GATEWAY INDUSTRIES, INC.

                                 COMMON STOCK


                               ----------------

                                  PROSPECTUS

                               ----------------


                                 July 1, 1996

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

   SEC Registration Fee............................................. $ 3,481.00
   NASDAQ Entry Fee.................................................  10,175.00
   Subscription Agent's fees and expenses...........................  10,000.00
   Printing fees....................................................  13,000.00
   Legal fees and expenses..........................................  35,000.00
   Accounting fees and expenses.....................................   8,000.00
   Blue Sky fees and expenses (including legal fees)................  25,000.00
                                                                     ----------
       TOTAL........................................................ 101,656.00
                                                                     ==========

- --------
The foregoing, except for the Securities and Exchange Commission registration fee and the NASDAQ Entry Fee are estimates.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145(a) of the General Corporation Law of Delaware (the "DGCL") empowers a corporation to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, employee or agent of the corporation or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his conduct was unlawful.

  Subsection 145(b) of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

  Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith, and that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled. It empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

  The Company's certification of incorporation provides:

    The Corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section.

  The Company has entered into indemnification agreements with each director providing for indemnification to the fullest extent permitted by Delaware law.

ITEM 16. EXHIBITS.

                                                                  SEQUENTIALLY
 EXHIBIT NO.                     DESCRIPTION                      NUMBERED PAGE
 -----------                     -----------                      -------------
      2.1    Agreement and Plan of Merger of Gateway
             Industries, Inc., a Delaware Corporation, and
             Gateway Communications, Inc., a California
             Corporation. (a)
      3.1    Articles of Incorporation. (a)
      3.2    Amended and Restated Bylaws.
      5      Opinion of Greenberger & Forman.
      8      Tax opinion of Greenberger & Forman.
     10.6    1987 Incentive and Nonstatutory Stock Option
             Plans. (b)
     10.8    Amended and Restated 1990 Incentive Stock Option
             Plan and 1990 Nonstatutory Stock Option Plan. (f)
             (g)
     10.9    Form of Indemnity Agreement between the Registrant
             and certain of its Officers and Directors. (c)
    10.10    Schedule of Officers and Directors with Indemnity
             Agreements. (d)
    10.17    Termination Agreement between Registrant and
             Patrick F. Cadigan. (d)
    10.18    Asset Purchase Agreement between Microdyne Peyton
             Street Corporation and Gateway. (a)
    10.19    Asset Purchase Agreement, dated as of November 22,
             1995, by and among Marsel and Old Marsel and its
             Stockholders. (e)
    10.20    Real Estate Purchase Agreement, dated November 22,
             1995, by and among Marsel and Barlow Associates
             and Old Marsel. (e)
    10.21    Commercial Revolving Loan, Term Loan and Security
             Agreement, dated November 22, 1995, by and between
             Marsel and Shawmut (Connecticut), N.A. (e)
    10.22    Amended and Restated Loan and Security Agreement
             dated November 22, 1995 by and among National Bank
             of Canada and Marsel, et al. (e)
    10.23    Lease, dated as of September 1, 1984, between the
             City of New York and Beckie Realty Co., as
             assigned to the New York City Industrial
             Development Authority for real property located at
             101-01 Foster Avenue, Brooklyn, New York (e)
    10.24    Lease Agreement (the "Lease Agreement"), dated as
             of December 1, 1989, between the New York City
             Industrial Development Agency (the "Agency") and
             Barlow Associates, as Lessee (the "Lessee"). (e)
    10.25    Assignment and Assumption by Marsel of, and First
             Amendment dated as of November 1, 1995, to Lease
             Agreement. (e)
    10.26    Indenture of Trust, dated as of December 1, 1989,
             between the Agency and United States Trust Company
             of New York, as Trustee (the "Trustee"). (e)
    10.27    First Supplemental Indenture dated as of November
             1, 1995. (e)
    10.28    Tax Regulatory Agreement, dated December 1, 1989,
             from the Agency and the Lessee (as joined in by
             the Sublessee) to the Trustee. (e)
    10.29    Assumption by Marsel of, and First Amendment dated
             as of November 1, 1995 to, Tax Regulatory
             Agreement. (e)

                                                                  SEQUENTIALLY
 EXHIBIT NO.                     DESCRIPTION                      NUMBERED PAGE
 -----------                     -----------                      -------------
    10.30    Guaranty Agreement (the "Guaranty Agreement"),
             dated as of December 1, 1989, from the Lessee, the
             Sublessee and Sheldon Barlow and Clive Barlow to
             the Trustee. (e)
    10.31    Assumption by Marsel of, and First Amendment dated
             as of November 1, 1995, to Guaranty Agreement. (e)
    10.32    Agency Mortgage and Security Agreement, dated as
             of December 1, 1989. (e)
    10.33    Assumption by Marsel of, and First Amendment dated
             as of November 1, 1995 to, Agency Mortgage and
             Security Agreement. (e)
    10.34    PILOT Recapture and Guaranty Agreement dated as of
             December 1, 1989. (e)
    10.35    Assumption by Marsel of, and First Amendment dated
             as of November 1, 1995 to, PILOT and Recapture
             Guaranty Agreement. (e)
    10.36    Assumption Agreement made as of November 22, 1995,
             between Marsel and National Bank of Canada. (e)
    10.37    Composition Agreement, dated October 20, 1995,
             between Marsel, Old Marsel and certain Creditors
             named therein. (e)
    10.38    Collective Bargaining Agreement dated February 12,
             1996 between Marsel and the United Brotherhood of
             Carpenters and Joiners of America, AFL-CIO, Local
             3127. (f)
     21.1    List of Subsidiaries. (f)
     23.1    Consent of Ernst & Young, LLP.
     23.2    Consent of Greenberger & Forman (included in
             Exhibits 5 and 8).
     23.3    Consent of Berenson & Company, LLP
     99.1    Form of Subscription Certificate.
     99.2    Form of Instructions for Subscription
             Certificates.
     99.3    Form of Notice of Guaranteed Delivery.
     99.4    Form of Subscription Agency Agreement.
     99.5    Notice to Certain Shareholders

- --------
(a) Filed as an exhibit to Registrant's Proxy Statement for Special Meeting of Shareholders held on September 9, 1994, such previously filed exhibit being incorporated herein by this reference.
(b) Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 20, 1987, such previously filed exhibit being incorporated herein by this reference.
(c) Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1989, such previously filed exhibit being incorporated herein by this reference.
(d) Incorporated herein by reference from the Registrant's Form 10-KSB for the year ended December 31, 1994.
(e) Incorporated herein by reference from the Registrant's Form 8-K filed with the Commission on or about December 7, 1995.
(f) Incorporated herein by reference from the Registrant's Form 10-KSB for the year ended December 31, 1995.
(g) Subject to approval by Shareholders.

ITEM 17. UNDERTAKINGS.

A.  The undersigned registrant hereby undertakes:

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

  (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

  (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

  (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C. The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer.

E. The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

I.  The undersigned registrant hereby undertakes that:

  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

                                          GATEWAY INDUSTRIES, INC.

Date: July 1, 1996                                /s/ Jack Howard
                                              By: _____________________________
                                                  Jack Howard, Acting
                                                  President

Date: July 1, 1996                                /s/ Warren Lichtenstein
                                              By: _____________________________
                                                  Warren Lichtenstein
                                                  Chairman of the Board and
                                                  Principal Financial and
                                                  Accounting Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS ON BEHALF OF THE REGISTRANT AND IN THE CAPACITIES AND ON THE DATES INDICATED.

Date: July 1, 1996                                /s/ Jack Howard
                                              By: _____________________________
                                                  Jack Howard,
                                                  Acting President and
                                                  Director

Date: July 1, 1996                                /s/ Warren Lichtenstein
                                              By: _____________________________
                                                  Warren Lichtenstein,
                                                  Director